UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                          Technology Connections, Inc.

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                                (Name of Issuer)


                         Common Stock, $0.001 Par Value

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                         (Title of Class of Securities)


                                   87868V 208

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                                 (CUSIP Number)


                             Harold H. Martin, Esq.
                         17111 Kenton Drive, Suite 204B
                            Cornelius, North Carolina
                                 (704) 894-9760

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 July 28th 2004

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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP  NO.:  87868V  10  9             13D                 Page  1  of  4  Pages



 1      NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Shari  Limud,  Inc.
---     --------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [  ]
        (See  Instructions)                                (b)  [  ]
---     --------------------------------------------------------------------------------

 3      SEC USE ONLY
---     --------------------------------------------------------------------------------

 4      SOURCE OF FUNDS  (See  Instructions)
        Cash
---     --------------------------------------------------------------------------------

 5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                            [  ]
---     --------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United  States  of  America
---     --------------------------------------------------------------------------------

NUMBER OF         7     SOLE VOTING POWER             706,650
SHARES           --     ----------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER           0
OWNED BY         --     ----------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER        706,650
REPORTING        --     ----------------------------------------------------------------
PERSON WITH      10     SHARED DISPOSITIVE POWER      0
                 --     ----------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        706,650
---     --------------------------------------------------------------------------------

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES  (See  Instructions)                     [ ]
---     --------------------------------------------------------------------------------

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.5%
---     --------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON  (See  Instructions)
        Corporation
---     --------------------------------------------------------------------------------





Item  1.  Security  and  Issuer

     This Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share, of Technology Connections, Inc., a North Carolina corporation ("Technology" or the "Company"). The principal executive offices of the Company are located at 301C Verbena Street, Charlotte, North Carolina, 28217.

Item  2.  Identity  and  Background.

(a)  This  Statement  is  being  filed  by  Shari  Limud,  Inc.

(b) The business address of Shari Limud, Inc. is 13 Eahal Court, Unit 101, Monroe, New York, New York, 10950.

(c)-(e) Mordechai Friedman, President of Shari Limud, Inc. has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mordechai Friedman, President of Shari Limud, Inc. is a citizen of the United States of America.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

     Between October 2003 and April 2004, Shari Limud purchased 66,650 shares through a private transaction, a warrant to purchase 150,000 shares at $.40 each through a private transaction, and purchased 490,000 shares through the OTC-BB between May and July 2004 in exchange for cash paid for shares of common stock, giving him an ownership position of 706,650 shares. As of April 23, 2004, the Company was registered under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, Shari Limud's ownership position first gave rise to a reporting obligation under Rule 13d-1 of the Exchange Act.

Item  4.  Purpose  of  the  Transaction.

(a)-(j). Shari Limud's ownership position of 556,650 shares of Common Stock and 150,000 warrants of the Company as of July 28, 2004, must now be reported since the Company is registered pursuant to the Securities and Exchange Act of 1934, as amended.

     Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), Shari Limud does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that Shari Limud currently plans to vote all shares of Common Stock of Technology which he owns in favor of a merger of the Company with HouseRaising, Inc., a Delaware corporation, pursuant to an Agreement and Plan of Merger, dated February 19, 2004, as more particularly described in a preliminary Information Statement on Schedule 14C filed with the Commission on April 23, 2004.

Item  5.  Interest  in  Securities  of  the  Issuer

(a) Shari Limud has sole voting and dispositive power with respect to 706,650 shares of the Company's common stock.

(b) Shari Limud has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition with respect to 706,650 shares of the Company's common stock. Shari Limud does not have any shared power to vote or direct the vote, or shared power to dispose or to direct the disposition with respect to such 706,650 shares.

(c) Shari Limud has effected transactions in Technology common stock during the past 60 days in the Over-The-Counter Bulletin Board exchange at prices ranging from $0.23 to $1.01 per share.

(d) Shari Limud has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 706,650 shares of Technology common stock beneficially owned by him. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not  applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than a contract with the Company, written in December 2003, to purchase 150,000 warrants at $.40 each, Shari Limud, Inc. does not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Technology, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item  7.  Material  to  be  filed  as  Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             Name:  /s/  Shari  Limud

                                             Dated: July  28,  2004